UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 16, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Reconstitution of Committees of Directors

Further to our intimation dated 12 May 2011, please note that the Committees of Directors of the Company are hereby reconstituted as under:

Audit Committee	Compensation & Remuneration Committee

i) Mr. Arun Duggal, Chairman	i) Mr. Vimal Bhandari, Chairman

ii) Mr. Vimal Bhandari, Member	ii) Mr. Jai Pathak, Member

iii) Mr. Jai Pathak, Member	iii) Mr. Arun Duggal, Member

Shareholders’/ Investors’ Grievance Committee	Nominating & Governance Committee

i) Mr. Shashank Singh, Chairman	i) Mr. Jai Pathak, Chairman

ii) Mr. Vimal Bhandari, Member	ii) Mr. Vimal Bhandari, Member

iii) Mr. Jai Pathak, Member	iii) Mr. Arun Duggal, Member

iv) Mr. Phaneesh Murthy, Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: May 16, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary